Jaime L. Chase +1 202 728 7096 jchase@cooley.com	Via EDGAR

May 7, 2021

U.S. Securities and Exchange Commission
Office of Life Sciences

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attention:	Tara Harkins
Kevin Kuhar
Sonia Bednarowski
Dietrich King

Re:	IN8bio, Inc. Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-249530) Filed on March 31, 2021 CIK 0001740279

Ladies and Gentlemen:

On behalf of IN8bio, Inc. (the “Company”), the following information is in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 15, 2021 (the “Comment Letter”) with respect to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission on March 31, 2021. Concurrently with the submission of this response letter, the Company is filing Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which reflects certain business and financial developments, including the inclusion of the Company’s financial statements as of and for the three months ended March 31, 2021.

For the convenience of the Staff, the numbering of the paragraph below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response.

Amendment No. 2 to Registration Statement on Form S-1

Prospectus Summary, Page 1

1.	Please tell us the basis for your disclosure that you are currently the most clinically advanced gamma-delta T cell company and for your disclosure that you "are the first company to advance genetically modified gamma-delta T cells into the clinic." Alternatively, please remove these statements.

The Company acknowledges the Staff’s comment and hereby respectfully advises the Staff that it has a reasonable basis to believe and does in fact believe that it is currently the most clinically advanced gamma-delta T cell company, and the first to advance a genetically modified gamma-delta T cell program to the clinic, based on information available at https://clinicaltrials.gov. Although other companies have sought and are seeking to develop genetically modified gamma-delta T cells for the treatment of certain cancers, such companies have either just began recruitment, are not yet recruiting for their trials or have terminated their trials and/or the clinical programs. The Company continues to recruit for its two ongoing Phase 1 clinical trials, as disclosed in the Registration Statement. The following table summarizes industry-sponsored clinical trials using gamma-delta T cells, with the Company’s clinical trials noted in bold text:

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May 7, 2021 Page Two

Title	Sponsor/ Collaborators	Status	Phase	Study Start Date
Expanded/Activated Gamma Delta T-cell Infusion Following Hematopoietic Stem Cell Transplantation and Post-transplant Cyclophosphamide	University of Kansas Medical Center | IN8bio Inc.	Recruiting	Phase 1	1/31/2020 (actual)
First-in-Human Study of ICT0l in Patients With Advanced Cancer	ImCheck Therapeutics	Recruiting	Phase 1	2/10/2020 (actual)
Novel Gamma-Delta (γδ)T Cell Therapy for Treatment of Patients With Newly Diagnosed Glioblastoma (DRI)**	University of Alabama at Birmingham | IN8bio Inc.	Recruiting	Phase 1	2/11/2020 (actual)
A Study of ADl-001 in B Cell Malignancies**	Adicet Bio, Inc.	Recruiting	Phase 1	3/4/2021 (actual)
Haplo / Allogeneic NKG2DL-targeting Chimeric Antigen Receptor-grafted γδ T Cells for Relapsed or Refractory Solid Tumour**	CytoMed Therapeutics Pte Ltd	Not yet recruiting	Phase 1	12/1/2019 (est.)
Immunotherapy of Hepatocellular Carcinoma With Gamma Delta T Cells	Rennes University Hospital | Innate Pharma	Terminated	Phase 1	n/a
Ex-vivo Expanded γδ T-lymphocytes (OmnImmune®) in Patients With Acute Myeloid Leukaemia (AML)	TC Biopharm	Completed (Terminated program)	Phase 1	n/a

** Indicates genetically modified gamma-delta T cells programs.

* * *

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t: (202) 842-7800 f: (202) 842-7899 cooley.com

May 7, 2021 Page Three

Please contact me at (202) 728-7096 or Josh Kaufman at (212) 479-6495 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Jaime L. Chase

Jaime L. Chase

cc:	William Ho, IN8bio, Inc.
Josh Kaufman, Cooley LLP
Nathan Ajiashvili, Latham & Watkins LLP

Cooley LLP  1299 Pennsylvania Avenue, NW, Suite 700 Washington, DC 20004-2400
t: (202) 842-7800 f: (202) 842-7899 cooley.com